Exhibit 4.2

INDUSTRIAL INCOME TRUST INC.

Third Amended and Restated Share Redemption Program

As adopted by the Board of Directors on February 21, 2012

to take effect on June 1, 2012

Definitions

Advisor – Shall mean Industrial Income Advisors LLC.

Company – Shall mean Industrial Income Trust Inc. The Company may be referred to as “we” or “our” within the context of this document.

Effective Date – Shall mean June 1, 2012.

Operating Partnership – Shall mean Industrial Income Operating Partnership LP.

Operating Partnership Agreement – Shall mean the Amended and Restated Limited Partnership Agreement of the Operating Partnership, as amended from time to time.

OP Units – Shall mean limited partnership interests in the Operating Partnership.

Share Redemption Program

Our share redemption program may provide eligible stockholders with limited, interim liquidity by enabling them to present for redemption all or any portion of their shares of our common stock in accordance with the procedures outlined below, subject to certain conditions and limitations described below and applicable law. At the time that a stockholder submits a request for redemption, we may, subject to the conditions and limitations described below, redeem the shares of our common stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption. There is no fee in connection with a redemption of shares of our common stock. The share redemption program will be immediately terminated if our shares of common stock are listed on a national securities exchange or if a secondary market is otherwise established. Only those stockholders who purchased their shares directly from us (including through our distribution reinvestment plan, except as set forth below), or received their shares through one or more transactions that were not for cash or other consideration, are eligible to participate in our share redemption program. Once our shares are transferred, directly or indirectly, for value by a stockholder (other than transfers which occur in connection with a non-taxable transaction, such as a gift or contribution to a family trust), the transferee and all subsequent holders of the shares are not eligible, unless otherwise approved by management of the Company in its sole discretion, to participate in the share redemption program with respect to such shares that were transferred for value and any additional shares acquired by such transferee through our distribution reinvestment plan.

After you have held shares of our common stock for a minimum of one year, our share redemption program may provide a limited opportunity for you to have your shares of common stock redeemed, subject to certain restrictions and limitations, at a price that may reflect a discount from the purchase price of the shares of our common stock being redeemed (the “Original Purchase Price”), and the amount of the discount (the “Holding Period Discount”) will vary based upon the length of time that you have held your shares of our common stock subject to redemption, as described in the table below (the “Holding Period Discount Table”), which has been posted on our website at www.industrialincome.com. Except as noted below, the redemption price (the “Redemption Price”) will be calculated by multiplying the Original Purchase Price by the applicable Holding Period Discount. Shares purchased through our distribution reinvestment plan, regardless of the offering in which they were purchased, will not be subject to the Holding Period Discount. With respect to shares of our common stock purchased pursuant to our initial public offering, including shares purchased through our distribution reinvestment plan pursuant to our initial public offering, the Redemption Price will be determined as described above, however the Original Purchase Price paid for such shares first will be increased by 4.0%, which is the amount by which the offering price increased between our initial public offering and our second public offering (the “Initial Offering Adjustment”) subject to the adjustments applicable to shares of common stock in connection with a redemption request with respect to the death of a stockholder, as described below.

Share Purchase Anniversary	Redemption Price as a Percentage of Original Purchase Price (as increased, if applicable, by the Initial Offering Adjustment)
Less than 1 year	No Redemption Allowed
1 year	92.5%
2 years	95.0%
3 years	97.5%
4 years and longer	100.0%

In the event that you seek to redeem all of your shares of our common stock, shares of our common stock purchased pursuant to our distribution reinvestment plan may be excluded from the foregoing one-year holding period requirement, in the discretion of our board of directors. If you have made more than one purchase of our common stock (other than through our distribution reinvestment plan), the one-year holding period will be calculated separately with respect to each such purchase. In addition, for purposes of the one-year holding period, holders of OP Units who exchange their OP Units for shares of our common stock shall be deemed to have owned their shares as of the date they were issued their OP Units. Neither the one-year holding period nor the Redemption Caps (as defined below) will apply in the event of the death of a stockholder; provided, however, that any such redemption request with respect to the death of a stockholder must be submitted to us within 18 months after the date of death, as further described below. Shares of common stock subject to a redemption request with respect to the death of a stockholder will be redeemed at a price equal to (i) with respect to shares purchased in our second public offering, 100% of the Original Purchase Price paid by the deceased stockholder for the shares without application of the Holding Period Discount, and (ii) with respect to shares purchased in our initial public offering, the greater of (x) 100% of the Original Purchase Price paid by the deceased stockholder for the shares, without application of the Initial Offering Adjustment or the Holding Period Discount and (y) the Redemption Price determined as described in the paragraph preceding the Holding Period Discount Table, including application of the Initial Offering Adjustment and the Holding Period Discount. Our board of directors reserves the right in its sole discretion at any time and from time to time to (a) waive the one-year holding period and either of the Redemption Caps (defined below) in the event of the disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code) of a stockholder, (b) reject any request for redemption for any reason, or (c) reduce the number of shares of our common stock allowed to be redeemed under the share redemption program. A stockholder’s request for redemption in reliance on any of the waivers that may be granted in the event of the disability of the stockholder must be submitted within 18 months of the initial determination of the stockholder’s disability, as further described below. If our board of directors waives the one-year holding period in the event of the disability of a stockholder, such stockholder will have its shares redeemed as described in the paragraph preceding the Holding Period Discount Table as though the stockholder has held its shares for one year, including application of the Initial Offering Adjustment (if applicable) and the Holding Period Discount. In all other cases in the event of the disability of a stockholder, such stockholder will have its shares redeemed as described in the paragraph preceding the Holding Period Discount Table. Furthermore, any shares redeemed in excess of the Quarterly Redemption Cap (as defined below) as a result of the death or disability of a stockholder will be included in calculating the following quarter’s redemption limitations. At any time we are engaged in an offering of shares of our common stock, the per share price for shares of our common stock redeemed under our redemption program will never be greater than the then-current offering price of our shares of our common stock sold in the primary offering.

We are not obligated to redeem shares of our common stock under the share redemption program. We presently intend to limit the number of shares to be redeemed during any calendar quarter to the “Quarterly Redemption Cap” which will equal the lesser of: (i) one-quarter of five percent of the number of shares of common stock outstanding as of the date that is 12 months prior to the end of the current quarter, and (ii) the aggregate number of shares sold pursuant to our distribution reinvestment plan in the immediately preceding quarter, which amount may be less than the Aggregate Redemption Cap described below. Our board of directors retains the right, but is not obligated to, redeem additional shares if, in its sole discretion, it determines that it is in our best interest to do so, provided that we will not redeem during any consecutive 12-month period more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period (referred to herein as the “Aggregate Redemption Cap” and together with the Quarterly Redemption Cap, the “Redemption Caps”) unless permitted to do so by applicable regulatory authorities.

Although we presently intend to redeem shares pursuant to the above-referenced methodology, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan in any quarter are not sufficient to fund redemption requests, our board of directors may, in its sole discretion, choose to use other sources of funds to redeem shares of our common stock, up to the Aggregate Redemption Cap. Such sources of funds could include cash on hand, cash available from borrowings, cash from the sale of our shares pursuant to our distribution reinvestment plan in other quarters, and cash from liquidations of securities investments, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, debt repayment, purchases of real property, debt related or other investments, or redemptions of OP Units. Our board of directors has no obligation to use other sources to redeem shares of our common stock under any circumstances. The board of directors may, but is not obligated to, increase the Aggregate Redemption Cap but may only do so in reliance on an applicable no-action letter issued or other guidance provided by the Securities and Exchange Commission (the “Commission”) staff that would not object to such an increase. There can be no assurance that the board of directors will increase either of the Redemption Caps at any time, nor can there be assurance that the board of directors will be able to obtain, if necessary, a no-action letter from Commission staff. In any event, the number of shares of our common stock that we may redeem will be limited by the funds available from purchases pursuant to our distribution reinvestment plan, cash on hand, cash available from borrowings and cash from liquidations of securities or debt related investments as of the end of the applicable quarter.

The board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension or termination of the share redemption program is in the best interest of our stockholders. Any amendment, suspension or termination of the share redemption program will not affect the rights of holders of OP Units to cause us to redeem their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both pursuant to the Operating Partnership Agreement. In addition, our board of directors, in its sole discretion, may determine at any time to modify the share redemption program to redeem shares at a price that is higher or lower than the price paid for the shares by the redeeming stockholder. Any such price modification may be arbitrarily determined by our board of directors, or may be determined on a different basis, including but not limited to a price equal to an estimated value per share or the then current net asset value per share (provided that any current offering will then also be conducted at such price), as calculated in accordance with policies and procedures developed by our board of directors. If the board of directors decides to materially amend, suspend or terminate the share redemption program, we will provide stockholders with no less than 30 days’ prior written notice. During a public offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under the federal securities laws. Therefore, you may not have the opportunity to make a redemption request prior to any potential suspension, amendment or termination of our share redemption program.

We intend to redeem shares of our common stock quarterly under the program. All requests for redemption must be made in writing and received by us at least 15 days prior to the end of the applicable quarter (the “Applicable Quarter End”). Stockholders may also withdraw their redemption request in whole or in part by submitting a request in writing that is received by us at any time up to three business days prior to the Applicable Quarter End.

In connection with our quarterly redemptions, our affiliated stockholders will defer their redemption requests until all redemption requests by unaffiliated stockholders have been met. However, we cannot guarantee that the funds set aside for the share redemption program will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any quarter, or the total amount of shares requested for redemption exceed a Redemption Cap, we plan to redeem the shares of our common stock on a pro rata basis. In addition, we will redeem shares of our common stock in full that are timely presented for redemption in connection with the death and, if approved by our board of directors in its sole discretion, the disability of a stockholder, regardless of whether we redeem all other shares on a pro rata basis. Moreover, such determinations regarding our share redemption program will not affect any determinations that may be made by our board of directors regarding requests by holders of OP Units for redemption of their OP Units pursuant to the Operating Partnership Agreement.

We will determine whether to approve redemption requests no later than 15 days following the Applicable Quarter End, which we refer to as the “Redemption Determination Date.” No later than three business days following the Redemption Determination Date, we will pay the redemption price in cash for shares approved for redemption and/or, as necessary, will notify each stockholder in writing if the stockholder’s redemption request was not honored in whole or in part.

The redemption request of a stockholder that is not honored in whole or in part will be deemed automatically withdrawn for such shares for which redemption was not approved, and any such stockholder may resubmit a request in a subsequent quarter. We will not retain redemption requests that are not honored in any particular quarter. The redemption request for such shares of our common stock will be deemed void and will not affect the rights of the holder of such shares of our common stock, including the right to receive distributions thereon. If a pro rata redemption would result in a stockholder owning less than the minimum purchase amount required under state law, we would redeem all of such stockholder’s shares of our common stock, unless the stockholder’s holdings are the result of a prior partial transfer.

As previously described, our share redemption program, including redemption upon the death or disability of a stockholder, is not intended to provide liquidity to any stockholder (and any subsequent transferee of such stockholder) who acquired, directly or indirectly, his or her shares by purchase or other taxable transaction from another stockholder, unless shares acquired in such transactions are approved for redemption by management of the Company in its sole discretion. In connection with a request for redemption, the requesting stockholder or his or her estate, heir or beneficiary will be required to certify to us that the stockholder either (1) acquired the shares to be repurchased directly from us and no direct or indirect transfer of the shares has occurred since the stockholder acquired the shares from the Company, or (2) acquired the shares from the original stockholder, directly or indirectly, by way of one or more transactions that were not for cash (or other consideration) in connection with a non-taxable transaction, including transactions for the benefit of a member of the original stockholder’s immediate or extended family (including the original stockholder’s spouse, parents, siblings, children or grandchildren and including relatives by marriage) through a transfer to a custodian, trustee or other fiduciary for the account of the original stockholder or members of the original stockholder’s immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

Moreover, all shares of our common stock requested to be repurchased must be beneficially owned by the stockholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the repurchase must be authorized to do so by the stockholder of record of the shares or his or her estate, heir or beneficiary, and such shares of common stock must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for repurchase are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to redeem any shares subject to the lien.

As set forth above, we will redeem shares upon the death of a stockholder who is a natural person, subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 18 months after the death of the stockholder in order for the requesting party to benefit from the exceptions to the one-year holding period, the Redemption Caps and the Holding Period Discount, described above for redemptions in the event of the death of a stockholder. Such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to redeem the shares may be made if either of the registered holders dies. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Furthermore, as set forth above, we will redeem shares held by a stockholder who is a natural person who is deemed to be disabled (as such term is defined in Section 72(m)(7) of the Internal Revenue Code), subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. We must receive the written redemption request within 18 months of the initial determination of the stockholder’s disability in order for the stockholder to rely on any of the waivers described above that may be granted in the event of the disability of a stockholder. If spouses are joint registered holders of shares, the request to redeem the shares may be made if either of the registered holders becomes disabled (as such term is defined in Section 72(m)(7) of the Internal Revenue Code). If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

Shares of our common stock approved for redemption on the Redemption Determination Date will be redeemed by us under the share redemption program effective as of the Applicable Quarter End and will return to the status of authorized but unissued shares of common stock. We will not resell such shares of common stock to the public unless they are first registered with the Commission under the Securities Act of 1933, as amended, and under appropriate state securities laws or otherwise sold in compliance with such laws.

The federal income tax consequences to you of participating in our share redemption program will vary depending upon your particular circumstances, and you are urged to consult your own tax advisor regarding the specific tax consequences to you of participation in the share redemption program.

The amendments to the program reflected in this Third Amended and Restated Share Redemption Program shall be effective as of the Effective Date.